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                               HARRISON LAW, P.A.
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Diane J. Harrison                             6860 Gulfport Blvd. South, No. 162
Bar Admissions: Nevada and Florida                 South Pasadena, Florida 33707
                                                           Phone: (941) 723-7564
                                                             Fax: (941) 531-4935
                                                 E-mail: diane@harrisonlawpa.com

                                 April 4, 2011

VIA EDGAR
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Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

ATTENTION:       JEFFREY P. RIEDLER
                 DIVISION OF CORPORATE FINANCE

RE:      NEUTRA CORP. ("THE COMPANY")
         AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1/A
         FILE NO. 333-172417
         FILED APRIL 4, 2011

Dear Mr. Riedler:

         In response to your letter of March 23, 2011 addressed to the Company with your comments on the Company's Registration Statement on Form S-1/A, filed February 24, 2011 we herewith transmit the Company's First Amended Registration Statement on Form S-1 in response. Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner. For your convenience, we included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

GENERAL
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   1. WE NOTE YOUR STATEMENT ON PAGE 33 THAT YOU "HAVE NOT YET BEGUN THE
      SELECTION" OF ANY OF YOUR NUTRACEUTICAL SUPPLEMENT PRODUCTS; HOWEVER, THROUGHOUT THE FILING YOU REFER TO "PRODUCTS," "PRIVATE LABEL PRODUCTS" AND "PLANNED PRODUCTS." PLEASE REVISE YOUR DISCLOSURE THROUGHOUT THE FILING TO CLARIFY THAT YOU HAVE NOT YET BEGUN THE SELECTION OF POSSIBLE PRODUCTS AND MAKE CLEAR THAT NO PRODUCTS HAVE BEEN DEVELOPED TO DATE OR ARE READY FOR MANUFACTURE, IF THIS IS IN FACT THE CASE. BE SURE TO REVISE YOUR DISCLOSURE IN ALL PLACES WHERE "PRODUCTS" PLANNED PRODUCTS" AND "PRIVATE LABEL PRODUCTS" ARE DISCUSSED, AND CHANGE ALL REFERENCES TO "FUTURE" PRODUCTS TO EMPHASIZE THE STAGE OF DEVELOPMENT.

RESPONSE:

We revised our disclosure throughout the filing to clarify that we have not yet begun the selection of possible products and stated that no products have been developed to date or are ready for manufacture.

Securities and Exchange Commission
4/4/2011
Page 2 of 6


   2. PLEASE ELIMINATE ALL REFERENCES THROUGHOUT THE FILING TO "OFFICERS" AND "DIRECTORS" OF THE COMPANY, AS MRS. KECK IS THE SOLE OFFICER AND DIRECTOR. FOR INSTANCE, ON PAGE 22 YOU STATE THAT YOUR "OFFICERS, DIRECTORS CONTROL PERSONS AND AFFILIATES DO NOT INTEND TO PURCHASE ANY SHARES" IN THE OFFERING. PLEASE REVISE THIS AND ALL SIMILAR STATEMENTS.

RESPONSE:

We eliminated all references throughout the filing to "officers" and "directors" of the company, and substituted Mrs. Keck as the sole officer and director.

   3. WE NOTE YOUR DISCUSSION OF DEMOGRAPHIC AND MARKETING INFORMATION THROUGHOUT THE FILING WHICH CITES EMPLOYMENT AND SALES FIGURES RELATED TO A MUCH BROADER AREA OF HEALTHCARE PRACTICE THAN IT SEEMS THE COMPANY WOULD LIKELY ENGAGE AND A MUCH BROADER RANGE OF HEALTHCARE PRODUCTS THAT YOU REASONABLY EXPECT TO BE ABLE TO DISTRIBUTE. PLEASE REVISE YOUR FILING TO ELIMINATE THE REFERENCED DEMOGRAPHIC AND MARKETING INFORMATION.

RESPONSE:

We revised the filing to eliminate the reference to demographics and marketing information in our filing.

COVER PAGE
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   4. WE NOTE THAT THE FIFTH AND SIXTH PARAGRAPHS ON THE COVER PAGE OF THE
      PROSPECTUS RELATING TO THE RISKS OF THE OFFERING ARE REDUNDANT. PLEASE DELETE THE FIFTH PARAGRAPH.

RESPONSE:

We eliminated the fifth paragraph.

OUR OFFERING, PAGE 3
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   5. ON PAGES 4, 21 AND 22, YOU STATE THAT YOU MAY, AT YOUR DISCRETION, EXTEND
      THE OFFERING FOR AN ADDITIONAL 90 DAYS. HOWEVER, ON THE COVER PAGE OF THE PROSPECTUS YOU STATE THAT THE COMPANY "WILL NOT EXTEND THE OFFERING PERIOD" BEYOND THE 90 DAYS. PLEASE RECONCILE THESE STATEMENTS.

RESPONSE:

We revised the prospectus. The Company will not extend the offering period beyond the ninety (90) days from the effective date of this prospectus.

Securities and Exchange Commission
4/4/2011
Page 3 of 6


RISK FACTORS, PAGE 9
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GENERAL
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   6. PLEASE REVIEW YOUR DISCLOSURE TO INCLUDE A RISK FACTOR RELATED TO THE
      RISKS POSED BY THE SELF-UNDERWRITTEN NATURE OF YOUR OFFERING. THE RISK FACTOR SHOULD EXPLAIN THAT NO UNDERWRITER HAS ENGAGED IN ANY DUE DILIGENCE ACTIVITIES THAT AN UNDERWRITER'S DUE DILIGENCE OBLIGATIONS GO TO CONFIRMING THE ACCURACY OF THE DISCLOSURE IN THE PROSPECTUS AS WELL AS PROVIDING INPUT AS TO THE OFFERING PRICE.

RESPONSE:

We added the risk factor, posed by the self-underwritten nature of our offering. The risk factor states that no underwriter has engaged in any due diligence activities to confirm the accuracy of the disclosure in the prospectus as well as providing input as to the offering price.

"OUR LACK OF AN OPERATING HISTORY GIVES NO ASSURANCE THAT OUR FUTURE OPERATIONS WILL RESULT IN PROFITABLE REVENUES WHICH COULD RESULT IN THE SUSPENSION OF OUR OPERATIONS." PAGE 10
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   7. WE NOTE THE FOLLOWING STATEMENT ON PAGE 10. "WE HAVE VERY LITTLE OPERATING
      HISTORY UPON WHICH AN EVALUATION OF OUR FUTURE SUCCESS OR FAILURE CAN BE MADE." PLEASE REVISE THIS STATEMENT TO INDICATE THAT YOU HAVE "NO
      OPERATING HISTORY" UPON WHICH TO EVALUATE FUTURE SUCCESS, AS YOU HAVE NOT DEVELOPED OR SOLD ANY PRODUCTS TO DATE.

RESPONSE:

We revised the statement to state that we have "no operating history" upon which to evaluate future success, as we have not developed or sold any products to date.

"WE ARE A NEW COMPANY WITH NO OPERATING HISTORY AND WE FACE A HIGH RISK OF BUSINESS FAILURE WHICH WOULD RESULT IN THE LOSS OF YOUR INVESTMENT." PAGE 11
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   8. THE RISK FACTORS APPEAR TO INCLUDE DISCLOSURE SUBSTANTIALLY SIMILAR TO THE
      RISK FACTOR PRECEDING IT ON PAGE 10. PLEASE COMBINE THESE RISK FACTORS TO AVOID REDUNDANCIES.

RESPONSE:

We revised and combined these risk factors to avoid redundancies.

USE OF PROCEEDS, PAGE 19
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   9. IT APPEARS THAT THE GROSS PROCEEDS AMOUNTS PRESENTED IN THE TABLE FROM THE
      OFFERING IF 33% AND 66% OF THE SHARES ARE SOLD ARE INCORRECT. PLEASE
      REVISE OR TELL US HOW THE AMOUNTS ARE CALCULATED.

Securities and Exchange Commission
4/4/2011
Page 4 of 6


RESPONSE:

We revised the gross proceeds amount.

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES, PAGE 20
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  10. PLEASE REFER TO YOUR DISCLOSURE OF DILUTION TO NEW SHAREHOLDERS ON PAGE
      21. YOU DISCLOSE THAT THE NET TANGIBLE BOOK VALUE PER SHARE BEFORE THE OFFERING AS NEGATIVE AMOUNT. THIS AMOUNT APPEARS TO BE INCONSISTENT WITH THE POSITIVE NET TANGIBLE BOOK VALUE PER SHARE AMOUNT DISCLOSED ON THE PRECEDING PAGE. ALSO, THE PRO FORMA NET TANGIBLE BOOK AMOUNTS FOR 33% AND 66% APPEAR TO BE INCORRECT AND WILL IMPACT THE OTHER ITEMS BELOW IN THE TABLE. PLEASE REVISE OR TELL US HOW THE AMOUNTS ARE CALCULATED.

RESPONSE:

We revised the above mentioned table.

BUSINESS DESCRIPTION, PAGE 24
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  11. IN DISCUSSING THE STATUS OF YOUR PLANNED NUTRACEUTICAL PRODUCTS, PLEASE
      DISCUSS HOW YOU WILL OBTAIN THE PRODUCTS YOU INTEND TO MARKET. IN THE EVENT YOU PLAN TO MANUFACTURE YOUR OWN PRODUCTS, PLEASE ALSO ADDRESS HOW YOU INTEND TO OBTAIN RAW MATERIALS FOR THESE PRODUCTS.

RESPONSE:

We revised the filing to state that we have not begun the selection process of our intended Nutraceutical Supplements Contractor. We anticipate that this manufacturer would provide turnkey manufacturing as well as the Raw Materials

COMPETITION, PAGE 28
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  12. PLEASE REVISE YOUR DISCLOSURE ON PAGE 28 TO DESCRIBE WHAT CRITERIA YOU
      USED TO SELECT THE LISTED COMPANIES.

RESPONSE:

We revised the disclosure to state that "it is the opinion of our sole officer and director that these companies represent the potential competition in this industry."

Securities and Exchange Commission
4/4/2011
Page 5 of 6


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 31
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OVERVIEW, PAGE 31
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  13. WE NOTE YOUR STATEMENT IN THE THIRD PARAGRAPH OF THE OVERVIEW SECTION ON
      PAGE 31 THAT THE PROCEEDS FROM THE OFFERING WILL SATISFY YOUR CASH REQUIREMENTS FOR UP TO 12 MONTHS. HOWEVER, WE ALSO NOTE YOUR STATEMENTS ON PAGE 8 AND UNDER THE PLAN OF OPERATIONS SECTION ON PAGE 31 THAT YOU BELIEVE THAT YOU DO NOT HAVE ADEQUATE FUNDS TO SATISFY YOUR WORKING CAPITAL REQUIREMENTS FOR THE NEXT 12 MONTHS AND THAT YOU WILL NEED TO RAISE AN ADDITIONAL $425,000 TO IMPLEMENT YOUR BUSINESS PLAN. PLEASE RECONCILE THESE STATEMENTS.

RESPONSE:

We revised the filing to reconcile these statements.

RESULTS OF OPERATIONS, PAGE 33
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  14. YOUR SUMMARY STATEMENT OF OPERATIONS ON PAGE 34 DOES NOT AGREE WITH THE
      AMOUNTS DISCLOSED ON PAGE F-4. PLEASE REVISE TO ELIMINATE ALL INCONSISTENCIES.

RESPONSE:

We revised the statement of operations.

  15. FURTHER, THE IDENTIFICATION OF THIS SUMMARY FINANCIAL STATEMENT AS "AUDITED" MAY GIVE AN INVESTOR THE IMPRESSION THAT YOU HAVE ENGAGED YOUR AUDITOR TO REPORT ON MD&A. PLEASE REVISE YOUR DISCLOSURE STATEMENT TO REMOVE THE LABEL IDENTIFYING THIS SUMMARY STATEMENT AS AUDITED.

RESPONSE:

We revised our disclosure statement to remove the label identifying this summary statement as audited.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 34
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  16. WE NOTE THE FOLLOWING STATEMENT ON PAGE 34: "DESPITE OUR CURRENT
      FINANCIAL STATUS WE BELIEVE THAT WE MAY BE ABLE TO ISSUE NOTES PAYABLE OR DEBT INSTRUMENTS IN ORDER TO START EXECUTING OUR BUSINESS PLAN." PLEASE DISCLOSE THE BASIS OF THIS BELIEF. IF YOU HAVE NO REASONABLE BASIS FOR THIS BELIEF, PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY.

RESPONSE:

We revised the disclosure.

Securities and Exchange Commission
4/4/2011
Page 6 of 6


MANAGEMENT, PAGE 37
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  17. WE NOTE THAT YOUR SOLE OFFICER AND DIRECTOR, MS. KECK, WILL BE DIRECTLY
      COMPETING WITH HER PRESENT EMPLOYER, AMERICAN NUTRACEUTICALS LLC IN HER WORK FOR THE COMPANY. PLEASE ADVISE US IF THERE ARE ANY NONCOMPETITION ARRANGEMENTS IN PLACE THAT WOULD PREVENT MS. KECK FROM PERFORMING HER DUTIES OR IF THERE IS AN INCREASED RISK OF LITIGATION BASED ON THIS CONFLICT.

RESPONSE:

Ms. Keck does not have a contract (non compete or otherwise) with her present employer. Since there is no contract and we intend to introduce products different from her employer, we do not foresee a risk of litigation.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT, CHANGE-IN-CONTROL ARRANGEMENTS, PAGE 42
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  18. PLEASE DELETE THE STATEMENT "OTHER THAN DISCLOSED IN THIS REPORT" WHEN
      DISCUSSING EMPLOYMENT CONTROLS, AS YOU HAVE STATED THROUGHOUT THE REPORT THAT THERE ARE NO CONTRACTS IN PLACE.

RESPONSE:

We deleted the statement "other than disclosed in this report" when discussing employment controls

FINANCIAL STATEMENTS
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NOTES TO FINANCIAL STATEMENTS
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3. SIGNIFICANT ACCOUNTING POLICIES, PAGE F-7
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  19. SOME OF THE ACCOUNTING STANDARDS' ADOPTION OR PLANNED ADOPTION DATES
      DISCLOSED ARE PRIOR TO YOUR INCEPTION DATE. PLEASE REVISE YOUR DISCLOSURES TO PROPERLY REFLECT THE DATE YOU ADOPTED OR PLAN TO ADOPT THESE ACCOUNTING STANDARDS.

We revised the accounting standards' adoption or planned adoption dates.

         We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosure(s):

1. Neutra Corp's Form S-1/A-1 Registration Statement